Exhibit 99.1

Atotech Files 2021 Annual Report on Form 20-F

April 19, 2022

BERLIN, April 19, 2022 (GLOBE NEWSWIRE) — Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today announced that it has filed its 2021 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2021, with the U.S. Securities and Exchange Commission on EDGAR. The Form 20-F is also available under the Investor Relations section of Atotech’s website and a hard copy will be provided to shareholders free of charge upon written request to investor.relations@atotech.com.

Atotech’s audited financial statements for the full-year ended December 31, 2021 are consistent with the unaudited full-year 2021 financial results reported by the company on April 4, 2022. Highlights include:

•	Record full-year 2021 revenues of $1.5 billion, an increase of 21% over the prior-year period, including chemistry organic revenue growth of 11%;

•

2021 net income of $7.5 million, compared to a net loss of $289 million in 2020, the latter including impairment charges of $279.5 million of the company’s GMF segment as a result of changed market conditions caused by the COVID-19 pandemic;

•	Record 2021 Adjusted EBITDA of $458 million, a 26% increase over the prior-year period;

•	Year-end net debt leverage decreased to 2.8x.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s financial results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, will file with, have furnished to, or will furnish to the U.S. Securities and Exchange Commission (the “SEC”), and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health-and-safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, including, for example, the recent Russia/Ukraine crisis and resulting sanctions against Russia and its economy and other impacts on the global economy, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; risks relating to the pending acquisition of Atotech by MKS Instruments, Inc. (the “MKS Transaction”), including that such transaction may not be consummated; any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

Additional Information and Where to Find It

Shareholders may obtain a free copy of the scheme document published by Atotech on September 28, 2021 in relation to the MKS Transaction (the “Scheme Document”) and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. The Scheme Document is also available free of charge on Atotech’s investor relations website at investors.atotech.com together with copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed MKS Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed MKS Transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS Instruments, Inc. and Atotech, dated July 1, 2021, which contains the full terms and conditions of the proposed MKS Transaction.

Non-IFRS Financial Measures

This communication contains certain non-IFRS financial measures designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. However, our use of these non-IFRS financial measures may vary from that of others in our industry. Our non-IFRS metrics have limitations as analytical tools, and you should not consider them in isolation or as alternatives to consolidated net income (loss) or other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or liquidity. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. See the Appendix for a reconciliation of the non-IFRS financial measures.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech’s team of 4,000 experts in over 40 countries generated revenues of $1.5 billion in 2021. Atotech, headquartered in Berlin, Germany, has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 8,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts: Susanne Richter +49 30 349 85 418 press@atotech.com